BB 6/26



SECURITI 03052009 .ISSION
Washington, D.C. 20549

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SEC FILE NUMBER
8-52380

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

RECD S.E.C. JUN 2 6 2003

NAME OF BROKER-DEALER:
MemberTrade Financial Group, LLC

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1021 Watervliet-Shaker Rd.
(No. and Street)

Albany	NY	12205
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Paul Wilders 518-292-3834
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PriceWaterhouseCoopers LLP
(Name — *if individual, state last, first, middle name*)

State Street Centre @ 80 State Street	Albany	NY	12207-2591
(Address)	(City)	(State)	Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 3 0 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

OATH OR AFFIRMATION

I, Paul J. Wilders, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MemberTrade Financial Group, LLC, as of December 31, XX 2002 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

____
Signature

Chief Operating Officer
Title

____
Notary Public

This report** contains (check all applicable boxes):

- ☐ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MemberTrade Financial Group, L.L.C.
Index to Financial Statements
Filed Pursuant to Rule 17a-5 of the Securities and Exchange Commission



PricewaterhouseCoopers LLP
State Street Centre
at 80 State Street
Albany NY 12207-2591
Telephone (518) 462 2030
Facsimile (518) 427 4499

Report of Independent Accountants

To the Board of Directors
MemberTrade Financial Group, L.L.C.

In our opinion, the accompanying statements of financial condition and the related statements of income, changes in member's equity and cash flows present fairly, in all material respects, the financial condition of MemberTrade Financial Group, L.L.C. at December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America, which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I and II is presented by management for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

PricewaterhouseCoopers, L.L.P.

January 24, 2003

MemberTrade Financial Group, L.L.C.
Statements of Financial Condition
December 31, 2002 and 2001

	2002	2001
ASSETS		
Cash and cash equivalents	$ 1,243,219	$ 1,088,435
Accrued interest receivable	1,022	1,328
Accounts receivable	1,531	-
Prepaid expenses	10,269	6,697
Equipment, net	2,299	2,395
Total assets	$ 1,258,340	$ 1,098,855
LIABILITIES AND MEMBER'S EQUITY		
Accrued liabilities	$ 29,858	$ 31,783
Total liabilities	29,858	31,783
Member's equity:		
Paid-in capital	1,500,000	1,500,000
Accumulated deficit	(271,518)	(432,928)
Total member's equity	1,228,482	1,067,072
Total liabilities and member's equity	$ 1,258,340	$ 1,098,855

The accompanying notes are an integral part of the financial statements.